Exhibit 3.16

BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov	*090303*

Certificate of Change Pursuant to NRS 78.209

USE BLACK INK ONLY - DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Change filed Pursuant to NRS 78.209

For Nevada Profit Corporations

1.  Name of corporation:

Ominto, Inc.

2. The board of directors have adopted a resolution pursuant to NRS 78.209 and have obtained any required approval of the stockholders.

3. The current number of authorized shares and the par value, if any, of each class or series, if any, of shares before the change:

700,000,000 common shares at $0.001 par value per share and 25,000,000 preferred shares at $0.01 par value per share

4. The number of authorized shares and the par value, if any, of each class or series, if any, of shares after the change:
14,000,000 common shares at $0.001 par value per share and 25,000,000 preferred shares at $0.01 par value per share

5.  The number of shares of each affected class or series, if any, to be issued after the change in exchange for each issued share of the same class or series:

1-for-50 reverse stock split on outstanding common shares and the conversion ratio of the 300,000 preferred shares designated as Super Voting Preferred Stock

6. The provisions, if any, for the issuance of fractional shares, or for the payment of money or the issuance of scrip to stockholders otherwise entitled to a fraction of a share and the percentage of outstanding shares affected thereby:

None

7. Effective date and time of filing: (optional)	Date	Time
(must not be later than 90 days after the certificate is filed)
8. Signature: (required)

X
Signature of Officer	Title

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Correction Revised: 1-5-15